Mail Stop 4561

December 12, 2008

Tony Shahbaz
Chief Executive Officer
I/OMagic Corporation
4 Marconi
Irvine, CA 92618

> **Re:** **I/OMagic Corporation**
> **Form 8-K filed on November 21, 2008**
> **Form 8-K/A filed on December 5, 2008**
> **Form 8-K/A filed on December 10, 2008**
> **File No. 000-27267**

Dear Mr. Shahbaz:

We have reviewed your response letter dated December 5, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2008.

Form 8-K filed on November 21, 2008

1. Please provide Tandy representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel. Alternatively, confirm that the law firm is acting as agent for the company in giving this representation.

2. We note in your response to prior comment number 1 that you intend to re-audit and re-file your financial statements for the years ended December 31, 2006 and 2007 as soon as practicable. Provide a more definitive timetable as to when you intend to file the amended financial statements. This also applies to the re-filing of your interim financial statements for the periods ended March 31, 2007, June 30, 2007, September 31, 2007 and March 31, 2008.

Form 8-K/A filed on December 10, 2008

3.   We note the independent accountant's letter addressed to the Commission that is attached as an exhibit to your Form 8-K filed on December 10, 2008. Please note that this letter must state whether the independent accountant agrees with the statements made by you in this Item 4.02 and, if not, stating the respects in which it does not agree. We refer you to paragraph (c) of Item 4.02 pursuant to Form 8-K. Amend your filing to include a letter from the independent accountant that provides the applicable statement.

4.   Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures and internal control over financial reporting for the periods impacted by the amendments you intend to file. In addition, please confirm to us that you plan to address this reconsideration in light of the amendments and the related conclusions in the filings containing the re-audited or re-reviewed financial information.

* * * * * * *

Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief